Exhibit 99.(a)(2)(xxi)

Battalion Oil Corporation Announces Termination of Merger Agreement with Fury Resources, Inc. and Provides Operations Update

Houston, Texas, Dec. 20, 2024 (GLOBE NEWSWIRE) -- Battalion Oil Corporation (NYSE American: BATL) ("Battalion" or the "Company") announced today that it has terminated the previously disclosed Agreement and Plan of Merger (as amended, the "Merger Agreement") with Fury Resources, Inc. ("Buyer" or "Fury").

As of this morning, Fury was not able meet the obligations and close the transaction contemplated by the Merger Agreement. Over the past year, in order to facilitate the transaction, the Company and Fury entered into numerous amendments to the terms of the Merger Agreement. In support of the transaction, the holders of all of the outstanding shares of the preferred equity of the Company, Luminus Management, LLC, Gen IV Investment Opportunities, LLC, and funds and accounts managed by Oaktree Capital Management, L.P., or their respective affiliates, had agreed to contribute to Buyer 100% of their preferred equity of the Company in exchange for new preferred shares of Buyer. Despite these commitments and amendments, Fury was unable to provide evidence of additional equity financing or to timely close the transaction as required by the Merger Agreement.

In connection with the termination of the Merger Agreement, the Company has cancelled the special meeting of stockholders, scheduled for December 27, 2024.

Operations Update

The Company kicked off its latest drilling campaign in the fourth quarter and the first two-well pad in Monument Draw is currently ahead of plan from both cycle-time and budget perspectives. Also in the fourth quarter, the two previously announced Vermejo wells came online and are producing above the Company's type curve expectations with initial 30-day production of 1,211 barrels of oil equivalent per day (Boe/d) (84% oil) while capital costs remain below $950/ft.

To date, the acid gas injection ("AGI") facility has treated over 5.1 billion cubic feet (bcf) of sour gas and daily volumes have exceeded 30 million cubic feet per day (MMcf/d). Battalion and its JV partner continue to ramp toward full inlet capacity in the current AGI facility and the Company is evaluating potential next steps for its second AGI well that is already permitted, drilled and completed in the target injection zone.

About Battalion

Battalion Oil Corporation is an independent energy company engaged in the acquisition, production, exploration and development of onshore oil and natural gas properties in the United States.

BATTALION OIL CORPORATION

Matthew B. Steele

Chief Executive Officer

832.538.0300